UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

LM Funding America, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

502074404

(CUSIP Number)

Eric Strachan

Mint Capital Advisors Ltd.

Western Road

Nassau, The Bahamas

1-242-676-3471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502074404

1	NAME OF REPORTING PERSON

Mint Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Bahamas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,080,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,080,000*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,040,000 shares of Common Stock issuable upon the exercise of the Common Warrants.

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CUSIP No. 502074404

1	NAME OF REPORTING PERSON

Esmerelda, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 502074404

1	NAME OF REPORTING PERSON

MAAB Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		226,960
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

226,960
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 502074404

1	NAME OF REPORTING PERSON

MSW Projects Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		91,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

91,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 502074404

1	NAME OF REPORTING PERSON

Bruce Bent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		550,960
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

550,960
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

550,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 502074404

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

Item 2.	Identity and Background.
(a)	This Schedule 13D is filed by:
i.	Mint Capital Advisors Ltd., a limited company organized in the Bahamas (“Mint Capital”);
ii.	Esmerelda, Inc., a corporation incorporated under the laws of Ontario, Canada (“Esmerelda”);
iii.	MAAB Global Limited, a corporation incorporated under the laws of Ontario, Canada (“MAAB Global”);
iv.	MSW Projects Limited, a corporation incorporated under the laws of Ontario, Canada (“MSW Projects”);
v.	Bruce Bent, with respect to the shares of Common Stock directly beneficially owned by him and as sole director and shareholder of Esmerelda, MAAB Global, and MSW Projects;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of Mint Capital is Western Road, Nassau, The Bahamas. The principal business address of each of Esmerelda, MAAB Global, and MSW Projects is 6745 Century Avenue, Mississauga, Ontario, L5N 7K2. The principal business address of Mr. Bent is 320 West Main Street Lewisville, Texas 75057.
(c)	The principal business of Mint Capital is investing in securities. The principal business of each of Esmerelda, MAAB Global, and MSW Projects is investing in securities. The principal occupation of Mr. Bent is serving as Vice President of Matthews Southwest Holdings Inc.
(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mint Capital is a limited company organized in the Bahamas. Each of Esmerelda, MAAB Global, and MSW Projects are corporations incorporated under the laws of Ontario, Canada. Mr. Bent is a citizen of Canada.
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CUSIP No. 502074404

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Company owned by Mint Capital, Esmerelda, MAAB Global, and MSW Projects were purchased with working capital. The securities of the Company owned by Mr. Bent were purchased with personal funds.

The 1,040,000 shares of Common Stock and 1,040,000 Common Warrants (defined below) beneficially owned by Mint Capital were purchased as Units (defined below) through a public offering by the Issuer on October 19, 2021, for an aggregate purchase price of $4,940,000. Each Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Common Warrants”). The Common Warrants issued in the offering were then-immediately exercisable and entitle the holder to purchase one share of Common Stock at an exercise price equal to $5.00 and expire on the fifth anniversary of the issuance date.

The aggregate purchase price of the 10,000 shares of Common Stock beneficially owned by Esmerelda is approximately $50,150, not including brokerage commissions. The aggregate purchase price of the 226,960 shares of Common Stock beneficially owned by MAAB Global is approximately $733,081, not including brokerage commissions. The aggregate purchase price of the 91,000 shares of Common Stock beneficially owned by MSW Projects is approximately $422,690, not including brokerage commissions. The aggregate purchase price of the 223,000 shares of Common Stock beneficially owned by Mr. Bent is approximately $1,076,301, not including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 2, 2023, Mr. Bent delivered a letter to the Issuer nominating Paul Abramowitz and Daniel Brauser (the “Nominees”) for election to the Board at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 502074404

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 14,651,883 shares of Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2023.

A.	Mint Capital
(a)	As of the date hereof, Mint Capital directly owned 2,080,000 shares of Common Stock, including 1,040,000 shares of Common Stock issuable upon the exercise of the Common Warrants.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 2,080,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,080,000
4. Shared power to dispose or direct the disposition: 0

B.	Esmeralda
(a)	As of the date hereof, Esmeralda directly owned 10,000 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

C.	MAAB Global
(a)	As of the date hereof, MAAB Global directly owned 226,960 shares of Common Stock.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 226,960
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 226,960
4. Shared power to dispose or direct the disposition: 0

D.	MSW Projects
(a)	As of the date hereof, MSW Projects directly owned 91,000 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 91,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 91,000
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 502074404

E.	Bruce Bent
(a)	As of the date hereof, Mr. Bent directly beneficially owned 223,000 shares of Common Stock. Mr. Bent, as sole director and shareholder of each of Esmerelda, MAAB Global and MSW Projects, may be deemed to beneficially own: the (i) 10,000 shares of Common Stock owned by Esmerelda; (ii) the 226,960 shares of Common Stock owned by MAAB Global; and (iii) the 91,000 shares of Common Stock owned by MSW Projects.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 550,960
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,960
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The Reporting Persons have not transacted in the securities of the Issuer during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above in Item 3, Mint Capital beneficially owns 1,040,000 shares of Common Stock that are issuable upon the exercise of the Common Warrants. Each Common Warrant is currently exercisable into one share of Common Stock at a price of $5.00 per share.

On October 2, 2023, the Reporting Persons and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which the Group agreed, among other things, (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) to solicit proxies for the election of the Nominees at the Annual Meeting, (c) not to transact in securities of the Company without the prior written consent of Mint Capital, subject to certain exceptions, (d) that any SEC filing, press release, public shareholder communication or Company communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities shall be mutually agreeable to Mint Capital, and (e) Mint Capital agrees to pay directly all such pre-approved expenses.

Mr. Bent and the Nominees have granted Eric Strachan, Director of Mint Capital, a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any other related transactions.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing and Solicitation Agreement, dated October 2, 2023.
Exhibit 99.2	Form of Power of Attorney.

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CUSIP No. 502074404

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: October 6, 2023

Mint Capital Advisors Ltd.

By:	/s/ Eric Strachan
	Name:	Eric Strachan
	Title:	CEO and Director

/s/ Eric Strachan
Eric Strachan, as attorney-in-fact for Bruce Bent

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